UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

GDS Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00005

(Title of Class of Securities)

36165L108**

(CUSIP Number)

November 10, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 36165L108 has been assigned to the American Depositary Shares of the Issuer, each American Depositary Share representing eight (8) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “GDS”.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspex Management (HK) Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,737,728(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,737,728(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,737,728(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO, HC

(1) These 72,737,728 Class A ordinary shares, par value $0.00005 per share (the “Ordinary Shares”) of GDS Holdings Limited (the “Issuer”) are represented by 9,092,216 American Depositary Shares (“ADSs”), each ADS representing eight (8) Ordinary Shares.

(2) Based on 1,456,842,659 Ordinary Shares outstanding as of 15 April 2022, according to the Annual Report 2021 filed by the Issuer in its Form-20F on 28 April 2022.
CUSIP No. 36165L108	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspex Master Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,737,728(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,737,728(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,737,728(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO, HC

(1) These 72,737,728 Class A ordinary shares, par value $0.00005 per share (the “Ordinary Shares”) of GDS Holdings Limited (the “Issuer”) are represented by 9,092,216 American Depositary Shares (“ADSs”), each ADS representing eight (8) Ordinary Shares.

(2) Based on 1,456,842,659 Ordinary Shares outstanding as of 15 April 2022, according to the Annual Report 2021 filed by the Issuer in its Form-20F on 28 April 2022.
CUSIP No. 36165L108	13G	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li, Ho Kei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,737,728(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,737,728(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,737,728(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1) These 72,737,728 Class A ordinary shares, par value $0.00005 per share (the “Ordinary Shares”) of GDS Holdings Limited (the “Issuer”) are represented by 9,092,216 American Depositary Shares (“ADSs”), each ADS representing eight (8) Ordinary Shares.

(2) Based on 1,456,842,659 Ordinary Shares outstanding as of 15 April 2022, according to the Annual Report 2021 filed by the Issuer in its Form-20F on 28 April 2022.

CUSIP No. 36165L108	13G	Page 5 of 6 Pages

Item 1.

(a)	Name of Issuer GDS Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices F4/F5, Building C, Sunland International No. 999 Zhouhai Road Pudong, Shanghai 200137 People’s Republic of China

Item 2.

(a) - (c)	Name, Principal Business Address, and Citizenship of Persons Filing: Aspex Management (HK) Ltd - Hong Kong Aspex Master Fund - Cayman Islands Li, Ho Kei - Hong Kong

Aspex Master Fund, Aspex Management (HK) Ltd and Li, Ho Kei 16th Floor, St. George’s Building 2 Ice House Street, Hong Kong

(d)	Title of Class of Securities Class A ordinary shares

(e)

CUSIP Number

36165L108

(There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 36165L108 has been assigned to the American Depositary Shares of the Issuer, each American Depositary Share representing eight (8) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “GDS”.)

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Aspex Management (HK) Ltd - 72,737,728 Aspex Master Fund - 72,737,728 Li, Ho Kei - 72,737,728

(b)	Percent of class: Aspex Management (HK) Ltd - 4.99% Aspex Master Fund - 4.99% Li, Ho Kei - 4.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Aspex Management (HK) Ltd - 0. Aspex Master Fund - 0 Li, Ho Kei - 0

	(ii)	Shared power to vote or to direct the vote Aspex Management (HK) Ltd - 72,737,728 Aspex Master Fund - 72,737,728 Li, Ho Kei - 72,737,728

	(iii)	Sole power to dispose or to direct the disposition of Aspex Management (HK) Ltd - 0 Aspex Master Fund - 0 Li, Ho Kei - 0

	(iv)	Shared power to dispose or to direct the disposition of Aspex Management (HK) Ltd - 72,737,728 Aspex Master Fund - 72,737,728 Li, Ho Kei - 72,737,728

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

NA

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NA

Item 8.  Identification and Classification of Members of the Group.

NA

Item 9.  Notice of Dissolution of Group.

NA

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2022 Date

Aspex Management (HK) Ltd Signature

Responsible Party Name/Title

Aspex Master Fund Signature

Responsible Party Name/Title

Li, Ho Kei Signature